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Molly O'Neill
Chief Operating Officer at Narrative Company

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Molly O'Neill

Chief Operating Officer at Narrative Company

Charleston, South Carolina Area · 500+ connections ·

Contact info

Narrative Company

Virginia Tech

About

Innovative and experienced executive with twenty-five years of experience transforming organizations and employing new business processes and technology.

Articles & activity

1,741 followers

IT Modernization – Taking the Lipstick off the Pig

Molly O'Neill
Published on LinkedIn

Many organizations are saddled with outdated IT systems and network infrastructures that are expensive to operate and difficult to defend from cyber threats. When CGI executives m ...see more

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Narrative rewards are starting to pay off. One of our global members use...

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Experience

Chief Operating Officer
Narrative Company
Apr 2018 – Present · 1 yr 6 mos
Charleston, SC

Oversee security/compliance, legal/regulatory, logistical, support operations and overall management of the company.

Fellow
National Academy of Public Administration
Nov 2009 – Present · 9 yrs 11 mos

The Academy is an independent, non-profit, and non-partisan organization chartered by Congress to assist government leaders in building more effective, efficient, accountable, and transparent organizations. The Academy's unique feature is its nearly 800 Fellows—including former cabinet officers, Members of Congress, governors, as well as prominent sc... See more

Molly O'Neill
Chief Operating Officer at Narrative Company

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CGI

Vice President
CGI
Aug 2009 – Apr 2018 · 8 yrs 9 mos

Vice President for US Marketing- Emerging Technologies. Developed strategies for positioning emerging practices, including digital transformation. Led thought leadership, created content, and established points of view on emerging technology. Provided strategy for deal positioning and solution reviews.... See more

Fellow
CGI Initiative For Collaborative Government
Apr 2010 – Jun 2015 · 5 yrs 3 mos

Senior Fellow and Executive sponsor of the CGI Initiative for Collaborative Government. The CGI Initiative for Collaborative Government creates opportunities for industry, public sector and academic experts to provide practical insight, authoritative analysis and proven best practices in an effort to address the most critical challenges facing the government. As a Fell... See more

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Education

Virginia Tech
B.S.
1984 – 1988

Skills & Endorsements

Government · 99+

Endorsed by **Steve Ressler and 16 others who are highly skilled at this**

Endorsed by **3 of Molly's colleagues at Partnership for Public Service**

Program Management · 73

Endorsed by **Christine Matthews and 28 others who are highly skilled at this**

Endorsed by **3 of Molly's colleagues at Partnership for Public Service**

Federal Government · 45

Michael T. and 44 connections have given endorsements for this skill

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 **Molly O'Neill**
Chief Operating Officer at Narrative Company

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